UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ___________________________
FORM 11-K
 ___________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number: 001-15451
  ___________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
UPS 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
United Parcel Service, Inc.
55 Glenlake Parkway, NE
Atlanta, Georgia 30328

Explanatory Note:

The UPS 401(k) Savings Plan (the "Plan") is an employee voluntary and plan sponsor contributory defined contribution plan established for employees of United Parcel Service of America, Inc. ("UPS") who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan.

UPS 401(k) Savings Plan
Financial Statements as of and for the
Years Ended December 31, 2020 and 2019,
Supplemental Schedules as of and for the
Year Ended December 31, 2020, and
Report of Independent Registered Public Accounting Firm

UPS 401(k) Savings Plan

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the
UPS 401(k) Savings Plan
Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the UPS 401(k) Savings Plan (the “Plan”) as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended December 31, 2020 and 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended December 31, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule included in the table of contents has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
June 23, 2021
We have served as the Plan’s auditor since at least 1992; however, an earlier year could not be reliably determined.

UPS 401(k) Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF December 31, 2020 and 2019
(In thousands)

	2020	2019
ASSETS:
Participant-directed investments — at fair value (Note 3)	$12,112,171	$9,891,251
Receivables:
Notes receivable from participants	39,349	43,822
Participant contributions	3,206	449
Employer contributions	117,341	90,855
Investment income	50	2,783
Total receivables	159,946	137,909

Total assets	12,272,117	10,029,160
LIABILITIES:
Accounts payable	3,155	3,126
Total liabilities	3,155	3,126

NET ASSETS AVAILABLE FOR BENEFITS	$12,268,962	$10,026,034
See notes to financial statements.

UPS 401(k) Savings Plan
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED December 31, 2020 and 2019
(In thousands)

	2020	2019

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	$10,026,034	$8,229,531
INCREASE IN PLAN ASSETS ATTRIBUTED TO:
Participant contributions	429,801	394,146
Employer contributions - UPS Stock	135,027	124,127
Employer contributions - Cash, Net of forfeitures	80,963	58,950
Participant rollovers	17,937	11,572
Interest and dividend income	56,474	57,675
Total additions	720,202	646,470

DECREASE IN PLAN ASSETS ATTRIBUTED TO:
Benefits to Plan participants	(634,364)	(662,645)
Administrative expenses (Note 2)	(12,279)	(10,865)
Total deductions	(646,643)	(673,510)

OTHER CHANGES IN NET ASSETS — Net appreciation in fair value
of investments	2,169,369	1,823,543

NET INCREASE IN NET ASSETS	2,242,928	1,796,503

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$12,268,962	$10,026,034

See notes to financial statements.

UPS 401(k) Savings Plan
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED December 31, 2020 and 2019

1	DESCRIPTION OF THE PLAN

General - The UPS 401(k) Savings Plan (the “Plan”) is an employee voluntary and plan sponsor contributory defined contribution plan established for employees of United Parcel Service of America, Inc. ("UPS") who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan, which are described below. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, as amended. Participants should refer to the Plan documents for more complete information.
The Plan became effective July 1, 1988 and has been amended periodically. The Plan allows participants to defer a portion of their compensation, subject to the 2020 Internal Revenue Service (IRS) yearly limit of $19,500, on a pretax and/or Roth after-tax basis ("Roth 401(k)") under the rules of Section 401(k) of the Internal Revenue Code (IRC). The Plan includes an auto-enrollment provision whereby certain newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation and their contributions invested in an age appropriate target date fund until changed by the participant. The contribution percentage will be increased 1% annually, as provided in the Plan documents, until it reaches 10% of eligible compensation. The Plan also allows for contributions to be made on an after-tax basis.
Employer Contributions - For employees hired and eligible to participate in the Plan on or before December 31, 2007, UPS makes “SavingsPlus” (as defined in the Plan documents) matching contributions to each participant’s account equal to 50% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 5% of eligible compensation (excluding employees of UPS Freight). For UPS Freight employees, UPS makes SavingsPlus matching contributions to each participant’s account equal to 50% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 2% of eligible compensation. Refer to note 7 for subsequent changes in the Plan related to UPS Freight employees. All SavingsPlus matching contributions are automatically invested in UPS class A common stock.
For employees hired, rehired or transferred from ineligible status who became eligible to participate in the Plan on or after January 1, 2008, but before July 1, 2016, UPS makes SavingsPlus matching contributions to each participant's account equal to 100% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 3.5% of eligible compensation (excluding employees of UPS Freight). For UPS Freight employees, UPS makes SavingsPlus matching contributions to each participant's account equal to 100% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 1% of eligible compensation.
For employees hired, rehired or transferred from ineligible status who became eligible to participate in the Plan on or after July 1, 2016, UPS makes SavingsPlus matching contributions to each participant's account equal to 50% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 6% of eligible compensation (excluding employees of UPS Freight). For UPS Freight employees, UPS makes SavingsPlus matching contributions to each participant's account equal to 100% of pre-tax and/or Roth 401(k) contributions made to the Plan up to 1% of eligible compensation.

The UPS Retirement Plan (a defined benefit pension plan sponsored by UPS) was closed to new non-union participants effective July 1, 2016. The Company amended the UPS 401(k) Savings Plan so that employees who do not participate in the UPS Retirement Plan receive a “UPS Retirement Contribution” (as defined in the Plan documents) in addition to the SavingsPlus matching contribution. For employees eligible to receive the UPS Retirement Contribution, UPS contributes 3% to 8% of eligible pay to the UPS 401(k) Savings Plan based on years of vesting service and business unit. Contributions are made annually in cash to the accounts of participants. Employer cash contribution amounts, net of forfeitures, associated with this amendment of $80.963 million for 2020 and $58.950 million for 2019 were remitted on April 8, 2021 and April 8, 2020, respectively. These amounts are included in Receivables: Employer Contributions in the statements of net assets available for benefits.
On June 23, 2017, the Company amended the UPS 401(k) Savings Plan so that non-union employees who currently participate in the UPS Retirement Plan will, in addition to current benefits under the UPS 401(k) Savings Plan, earn a UPS Retirement Contribution beginning January 1, 2023. UPS will contribute 5% to 8% of eligible compensation to the UPS 401(k) Savings Plan based on years of vesting service and business unit. The amendment also provides for transition contributions for certain participants.
Contributions and Vesting - Eligible employees may participate in the Plan immediately upon hire. The provisions of the Plan provide that a participant's contributions and SavingsPlus match are 100% vested at all times. Employees become 100% vested in the UPS Retirement Contribution after three complete years of service. Participants may make voluntary contributions in one of three ways: pretax, after-tax, or to the Roth 401(k) feature. Limits to these contributions are as follows:
•Participants may contribute up to 50% of their eligible compensation on a pretax basis or as a Roth 401(k) contribution, or any combination of the two, to the Plan.
•Participants may defer up to 100% of a Management Incentive Program (MIP) and International Management Incentive Program (IMIP) cash award on a pretax basis. MIP and IMIP are part of the UPS Incentive Compensation Plan. Non-executive management earning the right to receive MIP awards are determined annually by the Salary Committee, which is comprised of executive officers of UPS. Awards granted to executive officers are determined annually by the Compensation Committee of the UPS Board of Directors.
•Participants may elect to defer up to 100% of their discretionary day payout on a pretax and/or Roth 401(k) basis.
•Participants may defer up to 100% of eligible compensation attributable to the Sales Incentive Program (SIP) bonus program on a pretax and/or Roth 401(k) basis.
•Participants who are employed by Coyote Logistics, LLC may defer up to 100% of eligible compensation attributable to certain bonuses on a pre-tax and/or Roth 401(k) basis.
•Participants may contribute an additional 5% of their eligible compensation on an after-tax basis to the Plan.
•Participants age 50 and older, or who will turn 50 during the Plan year, are allowed to make pre-tax or Roth 401(k) catch-up contributions, up to an additional 35% of their eligible compensation subject to a maximum of $6,500 for 2020. The maximum catch-up contribution may be indexed each year for inflation.

Participants can contribute to the Plan an amount consisting of an eligible rollover distribution or transfer from a conduit individual retirement account. Rollover contributions are at all times fully vested and nonforfeitable. Participants may not rollover participant loans to Plan account balances from other qualified retirement plans, annuity contracts, or individual retirement accounts.
Investments - Participants may choose from various investment options including UPS class A common stock, short-term investments and common and collective trust funds. Within the self-managed account, participants can purchase mutual funds and individual securities listed on major U.S. securities exchanges. Participants should refer to the Plan documents for more complete information concerning the Plan's investment options.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and related matching and nonelective contributions and investment gains and losses. Withdrawals and administrative expenses are deducted from the participant's account.
Payment of Benefits - The Plan does not permit withdrawals or distributions except in the case of hardship, at attainment of age 59 1/2, upon termination of employment, or upon the death or total and permanent disability of the participant. In order to qualify for a hardship withdrawal, the participant must satisfy the legal requirements of a financial hardship as defined by IRC regulations. There are no penalties on approved withdrawals or distributions as stated above.
Forfeited Amounts - When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. The Plan permits the use of forfeitures to either reduce future employer contributions or pay Plan administrative expenses for the plan year. However, if a participant is reemployed and fulfills certain requirements, as defined in the Plan documents, the account will be reinstated. In 2020, there were $10.265 million in total forfeitures, of which $8.675 million were nonvested amounts. These forfeitures were utilized to reduce employer contributions.
Notes Receivable from Participants - The Plan provides for loans only in cases of hardship or certain residential purchases. Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their account balances (across all UPS-sponsored plans in which they participate). Loan terms shall not exceed five years on general loans and fifteen years on residential loans. Interest rates on outstanding loans ranged from 4.25% to 9.25% as of December 31, 2020. The loans are collateralized by the participant's account and bear interest at a fixed rate equal to one percentage point above the prime rate on the last business day of the month prior to the month in which the participant makes application for the loan. Principal and interest are paid ratably through regular payroll deductions.
Plan Termination - Although it has not expressed any intent to do so, UPS has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of a termination, the trustee has been instructed to maintain separate Plan accounts for each participant to accumulate earnings until the final terminating distribution.
Plan Administration - Voya Financial provides recordkeeping and administrative services to the Plan. Bank of New York Mellon serves as the trustee for all assets of the Plan. On July 1, 2020, the Plan changed its trustee from State Street Bank and Trust Company to Bank of New York Mellon.
Administrative Changes due to CARES Act - In March 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted and certain provisions of the CARES Act that pertain to retirement plans were implemented. The enacted provisions allow Plan participants impacted by COVID-19 to:
•Withdraw, penalty free, up to $100,000 of vested account balances before December 31, 2020
•Defer current active loan payments for the 2020 plan year
•Take new loans up to $100,000 of vested account balances before September 22, 2020
•Suspend 2020 required minimum distributions

2	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Recent Accounting Pronouncements - In August 2018, the Financial Accounting Standards Board ("FASB") issued accounting standards update ("ASU") 2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820, effective for fiscal years beginning after December 15, 2019 with early adoption permitted. We adopted this ASU on January 1, 2020. It did not have a material impact on our financial statements.

Use of Estimates and Risks and Uncertainties - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. In particular, a number of estimates have been and will continue to be affected by the ongoing COVID-19 pandemic. The severity, magnitude and duration of the pandemic, and the resulting economic consequences, remain uncertain, rapidly changing and difficult to predict. As a result, our accounting estimates and assumptions may change over time. The Plan utilizes various investment instruments, including short-term investments, common and collective trust funds, registered investment companies, and certain individual securities listed on major U.S. securities exchanges. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are 100% participant directed and stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to value all marketable securities. The value of each share of UPS class A common stock held by the Plan at December 31, 2020 and 2019 is equal to the price of a share of UPS class B common stock as reported by the New York Stock Exchange as the class A common stock is readily convertible on a 1:1 basis to class B common stock. Investments in common and collective trust funds are valued based upon the redemption price of units held by the Plan, which is based on the current fair value of the common and collective trust funds' underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The Plan holds the right to liquidate its positions in these common and collective trust funds at any time, subject to a reasonable notification period. No unfunded commitment existed with respect to these common and collective trust funds at December 31, 2020 and 2019.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold, as well as held during the year.
The Plan also offers a self-managed account option. Within the self-managed account, participants can invest in registered investment companies and individual securities listed on major U.S. securities exchanges. These investments are stated at fair value based upon quoted market prices.
Administrative Expenses - Administrative expenses of the Plan are paid by the Plan and UPS as provided in the Plan documents. UPS provides certain accounting, audit, legal and other administrative services to the Plan free of charge. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Personal advisor services are made available as an option for Plan participants seeking professional investment advice within their plan accounts. Personal advisor fees of the Plan are paid by the Plan as provided in the Plan documents. Administrative fees for 2020 and 2019 were as follows (in thousands):

	2020	2019
Investment advisory and management fees	$2,333	$1,569
Plan administrator fees	2,824	3,207
Personal advisor fees	7,122	$6,089
Total administrative expenses	$12,279	$10,865

Payment of Benefits - Benefit payments to participants are recorded upon distribution.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan documents.
Excess Contributions Payable - The Plan is required to return contributions to participants in the event certain non-discrimination tests defined under the IRC are not satisfied. During 2020, the Plan did not pass the Plan Limits Test (pre-tax limits exceeded). During 2019, the Plan did not pass the Plan Limits Test (pre-tax and after-tax limits exceeded). As a result, for the years ended December 31, 2020 and 2019, de minimis contributions were refundable to certain participants.

3	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The following table presents information about our investments measured at fair value on a recurring basis as of December 31, 2020 and 2019, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value (in thousands):

	Fair Value Measurements at December 31, 2020
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Self-managed accounts*:
Common stock	$602,502	$—	$—	$602,502
Mutual funds	62,474	—	—	62,474
Interest-bearing cash	17	—	—	17
Common and collective trusts:
Equity funds	—	5,267,706	—	5,267,706
Fixed-income funds	—	1,339,890	—	1,339,890
Lifestyle funds	—	2,224,787	—	2,224,787
Multi-asset funds	—	94,547	—	94,547
U.S. government securities	—	334,191	—	334,191
UPS stock fund	2,186,057	—	—	2,186,057
Total investments — at fair value	$2,851,050	$9,261,121	$—	$12,112,171

	Fair Value Measurements at December 31, 2019
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Self-managed accounts*:
Common stock	$388,725	$—	$—	$388,725
Mutual funds	56,246	—	—	56,246
Interest-bearing cash	1,259	—	—	1,259
Common and collective trusts:
Equity funds	—	4,659,205	—	4,659,205
Fixed-income funds	—	1,026,236	—	1,026,236
Lifestyle funds	—	1,834,294	—	1,834,294
Multi-asset funds	—	67,720	—	67,720
U.S. government securities	—	295,044	—	295,044
UPS stock fund	1,562,522	—	—	1,562,522
Total investments — at fair value	$2,008,752	$7,882,499	$—	$9,891,251
* The investments within the self-managed accounts include a variety of categories of common stock and mutual funds.
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2020 and 2019, there were no transfers between levels.

The fair value of the Plan's investments in collective trust funds is readily determinable as the net asset value per share as provided by the trustee. This fair value is published daily to the Plan's participants and forms the basis for transactions in the collective trust funds. There are no unfunded commitments for these funds, the redemption frequency is immediate and there are no other redemption restrictions.

4.	FEDERAL INCOME TAX STATUS
The IRS has determined and informed UPS by a letter dated February 22, 2016, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken positions that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, but there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2017.

5.	PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are managed by State Street Global Advisors or the BlackRock Institutional Trust Company. Bank of New York Mellon, Voya Financial, and TD Ameritrade are the trustee, recordkeeper, and self-managed account service provider respectively, as defined by the Plan, and therefore, fees paid to these institutions qualify as exempt party-in-interest transactions. Fees paid by the Plan for recordkeeping and trustee fees were $2.824 and $3.207 million for the years ended December 31, 2020 and 2019, respectively. Fees paid by the Plan for investment management services were $2.333 and $1.569 million for the years ended December 31, 2020 and 2019, respectively. Fees paid by the Plan for personal advisor services were $7.122 and $6.089 million for the years ended December 31, 2020 and 2019, respectively.
UPS is the Plan sponsor and all transactions in its common stock qualify as exempt party-in-interest transactions. As of December 31, 2020 and 2019, the Plan held 12,981,337 and 13,348,043 shares of UPS common stock with a fair value of $2.186 and $1.563 billion and a cost basis of $1.287 and $1.230 billion, respectively. During the years ended December 31, 2020 and 2019, the Plan recorded dividend income on UPS common stock of $53.812 and $51.889 million, respectively.

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2020 and 2019 is as follows (in thousands):

	2020	2019
Net assets available for benefits per the financial statements	$12,268,962	$10,026,034
Adjustment for deemed distributions from participant loans	(931)	(944)
Net assets available for benefits per Form 5500	$12,268,031	$10,025,090

Net increase in plan assets per the financial statements	$2,242,928	$1,796,503
Adjustment for deemed distribution income (loss) from participant loans	13	151
Total income per Form 5500	$2,242,941	$1,796,654

7.	SUBSEQUENT EVENTS

On April 30, 2021, UPS divested its UPS Freight business to TFI International Inc. Participants in the Plan whose employer company on April 30, 2021 was UPS Ground Freight, Inc. and who had not incurred a Severance from Employment as of April 30, 2021, have been fully vested in their UPS Retirement Contribution as of April 30, 2021. Effective for pay periods beginning on or after April 25, 2021, no pre-tax contributions, Roth contributions or after-tax contributions will be permitted under the Plan for eligible employees whose employer company is UPS Ground Freight, Inc.

SUPPLEMENTAL SCHEDULE

UPS 401(k) Savings Plan
Employer ID NO: 95-1732075
Plan NO: 004
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(d) Cost	(e) Current Value (in thousands)
	SHORT-TERM INVESTMENTS:
*	State Street Bank & Trust Short-Term Investment Fund	17,442	shares	**	$17

	COMMON AND COLLECTIVE TRUST INVESTMENTS:
*	BlackRock Government Short-Term Investment Fund	278,383,370	units	**	278,383
*	BlackRock US Debt Index Fund	29,137,289	units	**	1,061,506
*	BlackRock Emerging Markets Non-US Equity Fund	16,401,736	units	**	243,067
*	BlackRock Extended Equity Index Fund	16,212,743	units	**	1,627,442
*	BlackRock World ex US Index Fund	19,808,436	units	**	738,383
*	BlackRock Equity Index Fund F	35,695,936	units	**	2,658,815
*	BlackRock Short Term Bond Index Fund	28,534,288	units	**	334,191
*	BlackRock UPS Strategic Completion Fund	7,672,956	units	**	94,547
*	State Street Bank & Trust SSGA Aged Based Income Fund	9,741,077	units	**	221,035
*	State Street Bank & Trust SSGA Aged Based 2020 Fund	6,008,068	units	**	174,228
*	State Street Bank & Trust SSGA Aged Based 2025 Fund	14,869,092	units	**	424,349
*	State Street Bank & Trust SSGA Aged Based 2030 Fund	6,393,862	units	**	216,189
*	State Street Bank & Trust SSGA Aged Based 2035 Fund	11,219,895	units	**	338,908
*	State Street Bank & Trust SSGA Aged Based 2040 Fund	4,528,882	units	**	161,255
*	State Street Bank & Trust SSGA Aged Based 2045 Fund	7,425,742	units	**	236,183
*	State Street Bank & Trust SSGA Aged Based 2050 Fund	8,102,202	units	**	210,633
*	State Street Bank & Trust SSGA Aged Based 2055 Fund	6,116,167	units	**	158,146
*	State Street Bank & Trust SSGA Aged Based 2060 Fund	3,024,235	units	**	52,489
*	State Street Bank & Trust SSGA Aged Based 2065 Fund	2,104,501	units	**	31,372
	Total common and collective trust investments				9,261,121

*	United Parcel Service, Inc.	12,981,337 shares of class A common stock		**	2,186,057

	Investments in self-managed accounts			**	664,976

	Total investments at fair value				$12,112,171

*	Various notes receivable from participants	Interest rates between 4.25% – 9.25% and maturities ranging up to 15 years			39,349

	Total notes receivable from participants and investments at fair value				$12,151,520

*	Party-in-interest
**	Cost information is not required as all investments are participant-directed

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UPS 401(k) Savings Plan

Date:	June 23, 2021	By:	/s/ DANIEL H. DISMUKES
Daniel H. Dismukes
Administrative Committee Member

EXHIBIT INDEX
Exhibit 23.1 — Consent of Deloitte & Touche LLP